Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

Date: March 1, 2024

MidCap Financial Investment Corporation

Reports Financial Results for the Quarter and Fiscal Year Ended December 31, 2023

Results for the Quarter and Fiscal Year Ended December 31, 2023 and Other Recent Highlights:

•	Net investment income per share for the quarter was $0.46, compared to $0.43 for the quarter ended September 30, 2023

•

Net asset value per share as of the end of the quarter was $15.41, compared to $15.28 as of September 30, 2023, an increase of 0.9% due to net investment income in excess of the dividend and a net gain on the portfolio

•	New investment commitments made during the quarter totaled $175 million(1)

•	Gross fundings, excluding revolver fundings(2), totaled $114 million for the quarter

•	Net repayments, including revolvers(2), totaled $47 million for the quarter

•	Net leverage(3) was 1.34x as of December 31, 2023

•	Declared a dividend of $0.38 per share for the quarter ending December 31, 2023(4)

•	Completed Collateralized Loan Obligation (“CLO”) transaction, MFIC Bethesda CLO 1 LLC, a $402 million CLO secured by middle market loans in November 2023

•	Issued $80.0 million of 8.0% unsecured notes due 2028 in December 2023

•

Filed a registration statement and preliminary joint proxy statement / prospectus in connection with the previously announced merger agreements pursuant to which, subject to certain stockholder approvals and customary closing conditions, Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. will merge with and into MidCap Financial Investment Corporation

New York, NY — February 26, 2024 — MidCap Financial Investment Corporation (NASDAQ: MFIC) or the “Company,” today announced financial results for its quarter and fiscal year ended December 31, 2023. The Company’s net investment income was $0.46 per share for the quarter ended December 31, 2023, compared to $0.43 per share for the quarter ended September 30, 2023. The Company’s net asset value (“NAV”) was $15.41 per share as of December 31, 2023, compared to $15.28 as of September 30, 2023.

On February 23, 2024, the Board of Directors (the “Board”) declared a dividend of $0.38 per share payable on March 28, 2024 to stockholders of record as of March 12, 2024.

Mr. Tanner Powell, the Company’s Chief Executive Officer commented, “We are pleased to report strong results for the quarter to cap off a successful year, highlighted by strong net investment income, an increase in net asset value, and continued stable credit quality. With the successful repositioning of the portfolio into mostly first lien floating rate loans, along with our prudent dividend policy, MFIC’s NAV per share increased each quarter in 2023 and was up 2.1% for the year. We believe our results demonstrate the merits of our investment strategy and fee structure which aligns the incentives of our manager with the interests of our shareholders.” Mr. Powell continued, “We look forward to realizing the potential benefits of our previously announced proposed merger with Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. which will create a larger, more scaled BDC focused on middle market direct lending.”

Mr. Gregory W. Hunt, the Company’s Chief Financial Officer, said, “During the quarter, we executed two transactions to enhance and further diversify our capital structure with long-term financing. In November, MFIC closed its first CLO transaction issuing $232 million of notes, and in December, MFIC raised $80 million of 5-year unsecured debt. We believe it was prudent to diversify and extend the maturity of our funding sources. We intend to continue to evaluate and monitor other capital raising transactions going forward.”

(1)	Commitments made for the corporate lending portfolio.
(2)

During the quarter ended December 31, 2023, corporate lending revolver fundings totaled $21 million, corporate lending revolver repayments totaled $22 million, and the Company received a $7 million revolver paydown from Merx Aviation Finance, LLC.

(3)

The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

(4)	The dividend is payable on March 28, 2024 to stockholders of record as of March 12, 2024.

FINANCIAL HIGHLIGHTS

($ in billions, except per share data)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Total assets	$2.50	$2.46	$2.50	$2.49	$2.53
Investment portfolio (fair value)	$2.33	$2.37	$2.41	$2.39	$2.40
Debt outstanding	$1.46	$1.43	$1.48	$1.47	$1.48
Net assets	$1.01	$0.99	$0.99	$0.99	$0.99
Net asset value per share	$15.41	$15.28	$15.20	$15.18	$15.10

Debt-to-equity ratio	1.45 x	1.44 x	1.49 x	1.48 x	1.50 x
Net leverage ratio (1)	1.34 x	1.40 x	1.45 x	1.41 x	1.41 x

(1) The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

PORTFOLIO AND INVESTMENT ACTIVITY

	Three Months Ended December 31,		Nine Months Ended December 31,		Twelve Months Ended December 31,
(in millions)*	2023	2022	2023	2022	2023	2022
Investments made in portfolio companies	$134.1	$158.9	$266.1	$499.6	$417.1	$719.7
Investments sold	—	(27.5)	—	(27.5)	—	(37.2)

Net activity before repaid investments	134.1	131.4	266.1	472.1	417.1	682.4
Investments repaid	(180.7)	(179.1)	(332.8)	(559.1)	(504.3)	(823.7)

Net investment activity	$(46.5)	$(47.7)	$(66.8)	$(86.9)	$(87.2)	$(141.2)

Portfolio companies, at beginning of period	149	136	141	139	135	139
Number of investments in new portfolio companies	10	4	24	12	32	18
Number of exited companies	(7)	(5)	(13)	(16)	(15)	(22)

Portfolio companies at end of period	152	135	152	135	152	135

Number of investments in existing portfolio companies	48	40	75	78	84	89

*	Totals may not foot due to rounding.

OPERATING RESULTS

	Three Months Ended December 31,		Nine Months Ended December 31,		Twelve Months Ended December 31,
(in millions)*	2023	2022	2023	2022	2023	2022
Net investment income	$29.8	$28.0	$86.5	$74.1	$116.0	$101.0

Net realized and change in unrealized gains (losses)	3.5	(26.7)	2.1	(51.2)	2.8	(73.9)

Net increase in net assets resulting from operations	$33.3	$1.3	$88.6	$22.9	$118.8	$27.2

(per share)* (1)
Net investment income on per average share basis	$0.46	$0.43	$1.33	$1.15	$1.78	$1.57

Net realized and change in unrealized gain (loss) per share	0.05	(0.41)	0.03	(0.79)	0.04	(1.15)

Earnings per share — basic	$0.51	$0.02	$1.36	$0.36	$1.82	$0.42

*	Totals may not foot due to rounding.
(1)	Based on the weighted average number of shares outstanding for the period presented.

SHARE REPURCHASE PROGRAM *

During the three months ended December 31, 2023, the Company did not repurchase any shares.

Since the inception of the share repurchase program and through February 23, 2024, the Company repurchased 15,593,120 shares at a weighted average price per share of $15.91, inclusive of commissions, for a total cost of $248.1 million, leaving a maximum of $26.9 million available for future purchases under the current Board authorization of $275 million.

*	Share figures have been adjusted for the 1-for-3 reverse stock split which was completed after market close on November 30, 2018.

LIQUIDITY

As of December 31, 2023, the Company’s outstanding debt obligations, excluding deferred financing cost and debt discount of $7.7 million, totaled $1.470 billion which was comprised of $350 million of Senior Unsecured Notes (the “2025 Notes”) which will mature on March 3, 2025, $125 million of Unsecured Notes (the “2026 Notes”) which will mature on July 16, 2026, $80 million of Unsecured Notes (the “2028 Notes”) which will mature on December 15, 2028, $232 million outstanding Class A-1 Notes under the CLO and $683.0 million outstanding under the multi-currency revolving credit facility (the “Facility”). As of December 31, 2023, $17.3 million in standby letters of credit were issued through the Facility. The available remaining capacity under the Facility was $1.005 billion as of December 31, 2023, which is subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio.

CONFERENCE CALL / WEBCAST AT 8:30 AM EST ON FEBRUARY 27, 2024

The Company will host a conference call on Tuesday, February 27, 2024, at 8:30 a.m. Eastern Time. All interested parties are welcome to participate in the conference call by dialing (800) 274-8461 approximately 5-10 minutes prior to the call; international callers should dial (203) 518-9848. Participants should reference either MidCap Financial Investment Corporation Earnings or Conference ID: MFIC0227 when prompted. A simultaneous webcast of the conference call will be available to the public on a listen-only basis and can be accessed through the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com. Following the call, you may access a replay of the event either telephonically or via audio webcast. The telephonic replay will be available approximately two hours after the live call and through March 19, 2024, by dialing (800) 839-2393; international callers should dial (402) 220-7206. A replay of the audio webcast will also be available later that same day. To access the audio webcast please visit the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com.

SUPPLEMENTAL INFORMATION

The Company provides a supplemental information package to offer more transparency into its financial results and make its reporting more informative and easier to follow. The supplemental package is available in the Shareholders section of the Company’s website under Presentations at www.midcapfinancialic.com.

Our portfolio composition and weighted average yields as of December 31 2023, September 30, 2023, June 30, 2023, March 31, 2023, and December 31, 2022 were as follows:

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Portfolio composition, at fair value:
First lien secured debt	89%	88%	88%	89%	89%
Second lien secured debt	1%	3%	3%	3%	3%

Total secured debt	90%	91%	91%	92%	92%
Unsecured debt	—%	—%	0%	0%	0%
Structured products and other	2%	2%	2%	0%	0%
Preferred equity	1%	1%	1%	2%	2%
Common equity/interests and warrants	7%	6%	6%	6%	6%
Weighted average yields, at amortized cost (1):
First lien secured debt (2)	12.1%	11.9%	11.7%	11.4%	10.8%
Second lien secured debt (2)	13.7%	14.4%	14.2%	13.7%	13.2%
Total secured debt (2)	12.1%	12.0%	11.8%	11.4%	10.9%
Unsecured debt portfolio (2)	—%	—%	10.0%	10.0%	10.0%
Total debt portfolio (2)	12.1%	12.0%	11.8%	11.4%	10.9%
Total portfolio (3)	10.1%	10.1%	10.0%	9.7%	9.3%
Interest rate type, at fair value (4):
Fixed rate amount	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion
Floating rate amount	$2.0 billion	$2.0 billion	$2.1 billion	$2.1 billion	$2.0 billion
Fixed rate, as percentage of total	0%	0%	0%	0%	0%
Floating rate, as percentage of total	100%	100%	100%	100%	100%
Interest rate type, at amortized cost (4):
Fixed rate amount	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion
Floating rate amount	$2.0 billion	$2.1 billion	$2.1 billion	$2.1 billion	$2.0 billion
Fixed rate, as percentage of total	0%	0%	0%	0%	0%
Floating rate, as percentage of total	100%	100%	100%	100%	100%

(1)	An investor’s yield may be lower than the portfolio yield due to sales loads and other expenses.
(2)	Exclusive of investments on non-accrual status.
(3)	Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.
(4)	The interest rate type information is calculated using the Company’s corporate debt portfolio and excludes aviation and investments on non-accrual status.

MIDCAP FINANCIAL INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(In thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Investments at fair value:
Non-controlled/non-affiliated investments (cost — $2,012,273 and $2,019,573, respectively)	$1,936,327	$1,960,199
Non-controlled/affiliated investments (cost — $130,648 and $121,307, respectively)	77,528	49,141
Controlled investments (cost — $395,221 and $466,294, respectively)	320,344	388,780
Cash and cash equivalents	93,575	84,713
Foreign currencies (cost — $28,563 and $2,404, respectively)	28,553	2,378
Receivable for investments sold	2,796	3,100
Interest receivable	21,441	17,169
Dividends receivable	1,327	4,836
Deferred financing costs	19,435	13,403
Prepaid expenses and other assets	5	1,797

Total Assets	$2,501,331	$2,525,516

Liabilities
Debt	$1,462,267	$1,483,394
Distributions payable	—	24,217
Management and performance-based incentive fees payable	10,729	9,060
Interest payable	14,494	13,546
Accrued administrative services expense	1,657	748
Other liabilities and accrued expenses	6,874	6,445

Total Liabilities	$1,496,021	$1,537,410

Commitments and contingencies (Note 9)

Net Assets	$1,005,310	$988,106

Net Assets
Common stock, $0.001 par value (130,000,000 shares authorized; 65,253,275 and 65,451,359 shares issued and outstanding, respectively)	$65	$65
Capital in excess of par value	2,103,718	2,107,120
Accumulated under-distributed (over-distributed) earnings	(1,098,473)	(1,119,079)

Net Assets	$1,005,310	$988,106

Net Asset Value Per Share	$15.41	$15.10

MIDCAP FINANCIAL INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Twelve Months Ended December 31,	Nine Months Ended December 31,	Twelve Months Ended March 31,
	2023	2022	2022
Investment Income
Non-controlled/non-affiliated investments:
Interest income (excluding Payment-in-kind (“PIK”) interest income)	$249,102	$143,564	$164,878
Dividend income	409	61	560
PIK interest income	2,012	1,156	2,652
Other income	3,727	2,234	5,060
Non-controlled/affiliated investments:
Interest income (excluding PIK interest income)	1,126	363	190
Dividend income	1,010	718	1,290
PIK interest income	125	58	71
Other income	—	—	—
Controlled investments:
Interest income (excluding PIK interest income)	17,892	25,530	35,043
Dividend income	—	—	2,059
PIK interest income	869	1,448	1,352
Other income	250	477	—

Total Investment Income	$276,522	$175,609	$213,155

Expenses
Management fees	$17,369	$26,621	$36,142
Performance-based incentive fees	24,565	5,691	11,681
Interest and other debt expenses	104,198	59,363	55,020
Administrative services expense	5,840	4,188	5,835
Other general and administrative expenses	10,131	6,551	9,106

Total expenses	162,103	102,414	117,784

Management and performance-based incentive fees waived	—	—	—
Performance-based incentive fee offset	(274)	(178)	(247)
Expense reimbursements	(1,306)	(770)	(343)

Net Expenses	$160,523	$101,466	$117,194

Net Investment Income	$115,999	$74,143	$95,961

Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses):
Non-controlled/non-affiliated investments	$131	$1,977	$2,977
Non-controlled/affiliated investments	—	(2,224)	541
Controlled investments	—	(69,265)	(65,299)
Foreign currency transactions	69	273	(5,586)

Net realized gains (losses)	200	(69,239)	(67,367)

Net change in unrealized gains (losses):
Non-controlled/non-affiliated investments	(1,326)	(35,113)	2,184
Non-controlled/affiliated investments	3,799	(5,008)	15,398
Controlled investments	2,636	53,726	27,010
Foreign currency translations	(2,548)	4,431	9,178

Net change in unrealized gains (losses)	2,561	18,036	53,770

Net Realized and Change in Unrealized Gains (Losses)	$2,761	$(51,203)	$(13,597)

Net Increase (Decrease) in Net Assets Resulting from Operations	$118,760	$22,940	$82,364

Earnings (Loss) Per Share — Basic	1.82	0.36	1.28

Important Information

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The prospectus dated April 12, 2023, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing. An effective shelf registration statement relating to certain securities of the Company is on file with the SEC. Any offering may be made only by means of a prospectus and any accompanying prospectus supplement. Before you invest, you should read the base prospectus in that registration statement, the prospectus and any documents incorporated by reference therein, which the issuer has filed with the SEC, for more complete information about the Company and an offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

The information in the prospectus and in this announcement is not complete and may be changed. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company’s performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is externally managed by Apollo Investment Management, L.P. (the “MFIC Adviser”), an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”), a high-growth global alternative asset manager. The Company’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Company primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, the Company may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Apollo Senior Floating Rate Fund Inc.

Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) is registered under the 1940 Act as a diversified closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Senior loans typically hold a first lien priority and pay floating rates of interest, generally quoted as a spread over a reference floating rate benchmark. Under normal market conditions, AFT invests at least 80% of its managed assets (which includes leverage) in floating rate senior loans and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AFT’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-senior-floating-rate-fund.

About Apollo Tactical Income Fund Inc.

Apollo Tactical Income Fund Inc. (NYSE: AIF) is registered under the 1940 Act as a diversified closed-end management investment company. AIF’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. AIF seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Under normal market conditions, AIF invests at least 80% of its managed assets (which includes leverage) in credit instruments and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AIF’s investment adviser. For tax purposes, AIF has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-tactical-income-fund.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AFT and AIF, and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of MFIC Adviser to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT and AIF or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT, and/or AIF in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT and AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AFT, and AIF will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AFT and AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT, AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT, AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT, and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

Contact

Elizabeth Besen

Investor Relations Manager

MidCap Financial Investment Corporation

212.822.0625

ebesen@apollo.com

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